土地使用许可补充协议

Supplementary Agreement for Land Use License

本补充协议由以下双方签订：

This **Supplementary Agreement** is entered into by and between:

上海澄利投资咨询事务所（"甲方"）

Shanghai Chengli Investment Consulting Firm ("Party A")

地址：上海市金山区张堰镇松金公路 2758 号 1 幢 A2551 室，邮编：201514

Address: No. Room A2551, No.1 Building, 2758 Song Jin Gong Lu, Zhang Yan County, Jin Shan District, Post Code: 201514, Shanghai, P. R. China.

代表：侯晓静，职务：法人代表

Representative: HOU Xiaojing Title: Legal Representative

上海英国学校（"乙方"）

The British International School, Shanghai ("Party B")

地址：沪南公路 2729 弄康桥半岛 600 号，邮编：201315

Address: 600 Cambridge Forest New Town, 2729 Hunan Road, Zip code: 201315

代表人：Andrew Fitzmaurice 职务：董事

Representative: Andrew Fitzmaurice Title: Legal Representative

鉴于：

WHEREAS:

A. 双方于 2012 年 9 月 19 日签订《土地使用许可协议》，许可乙方使用毗址作为学校运动场；

The Parties entered into the Agreement for Land Use License on 19 September 2012 (the "**Land Use License Agreement**") to allow for Party B's use of the Adjacent Land for a Sports Field;

B. 本补充协议全面采用《土地使用许可协议》内的定义词，尤其是在本补充协议内以黑体展现的词句；

The defined terms in the **Land Use License Agreement**, particularly those bolded herein, are fully adopted in this **Supplementary Agreement**;

C. 在《土地使用许可协议》内，甲方除了许可乙方始于 2012 年 9 月 1 日不间断使用毗址贰拾肆（24）年 – 即租赁协议余下的租赁期，还向乙方作出承诺；

In addition to granting Party B a license, commencing 1 September 2012, to use the **Adjacent Land** for twenty four (24) years, which is the remaining lease term under the **Lease Agreement**, Party B made the **Undertaking** to Party A in the **Land Use License Agreement**;

D. 双方当时还同意将进一步商议甲方的承诺及乙方的相关义务；

The Parties agreed to enter into further discussions about Party A's **Undertaking** and Party B's obligation in relation to the **Undertaking**;

甲乙双方现协议如下：

NOW THEREFORE, the Parties agree as follows:

1. 以履行承诺，甲方应尽早于竞标程序中成功投得毗址所有权。承诺成功履行后，毗址应尽可能划入租赁协议内作为租赁范围的一部分。

   To fulfill the **Undertaking**, Party A shall secure the winning bid in the **Bidding Process** as soon as possible. Upon fulfilling the **Undertaking**, the **Adjacent Land** shall, to the extent possible, be incorporated as part of the premises leased under the **Lease Agreement**.

2. 无论甲方是否成功履行承诺，乙方使用毗址的权利将不受影响并持续有效。在乙方按《土地使用许可协议》向甲方支付款项的前提下，甲方保证乙方能享受与使用许可相关的所有权益。

   Irrespective of whether Party A fulfills the **Undertaking**, Party B's use of the **Adjacent Land** shall remain valid and unaffected. Provided that Party B pays Party A in full the amounts stipulated under the **Land Use License Agreement**, Party A guarantees to Party B the full enjoyment of Party B's rights under the **License**.

3. 甲方成功履行承诺将使其有条件确保毗址的用地性质在租赁期内符合乙方的需求；作为甲方成功履行承诺的对价，乙方应于 2013 年 9 月 30 日至 2018 年 8 月 31 日每年向甲方支付人民币柒佰肆拾万元。具体而言，乙方应于 2013 年 9 月及 12 月，2014 年至 2017 年的 3 月、6 月、9 月及 12 月，2018 年 3 月及 6 月，各月最后一个工作日向甲方支付人民币壹佰捌拾伍万元。除上述款项外，乙方没有义务在任何情况下支付其他对价。

   In consideration for Party A's fulfillment of the **Undertaking**, which would allow Party A to convert the purpose of use of the **Adjacent Land** to suit Party B's intended use over the remaining lease term, Party B shall pay to Party A of RMB Seven Million Four Hundred Thousand Yuan (RMB 7.4 million) per year, with the years commencing 30 September 2013 and ending 31 August 2018. Specifically, Party B shall pay to Party A: RMB One Million Eight Hundred Fifty Thousand Yuan (RMB 1.85 million) on the last business days in each of the months of September and December 2013; March, June, September and December 2014 through 2017; and March and June 2018. Party B shall in no event be obligated to make to Party A any compensation other than the ones stated herein.

4. 乙方付款同时，甲方应向乙方提供正式发票，并应负责相关的税和其它费用。

   Upon each payment, Party A shall provide to Party B official invoice for the payment.

All costs and taxes incurred in relation to such invoice shall be borne by Party A.

5. 本补充协议经甲乙双方签章后生效。
   This **Supplementary Agreement** shall take effect upon execution by the Parties.

签约日期
Date of Signing:

甲方 (Party A)：
上海澄利投资咨询事务所
Shanghai Chengli Investment Consulting



（盖章）(Seal)

代表签字：
Signature of Representative:
Hou Xiao Jing

2012 年 11 月___8___日
___8 th___ November 2012

乙方 (Party B)：
上海英国学校
The British International School, Shanghai



（盖章）(Seal)

代表签字：
Signature of Representative:
Andrew Fitzmaurice

2012 年 11 月___8___日
___8 th___ November 2012